3055 LEBANON PIKE,

SUITE 1000

NASHVILLE, TN 37215

May 3, 2016

Via EDGAR and Federal Express

Mr. William H. Thompson

Accounting Branch Chief

Office of Consumer Products

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Change Healthcare Holdings, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2015

Filed March 14, 2016

File No. 1-34435

Dear Mr. Thompson:

We have set forth below the response of Change Healthcare Holdings Inc., a Delaware corporation (the “Company”), to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in the Staff’s letter dated April 20, 2016 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 (the “2015 Form 10-K”). The numbering of the paragraphs below corresponds to the numbering of the Comment Letter, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the 2015 Form 10-K.

Consolidated Statements of Operations, page F-4

1.	Please explain your basis for classifying contingent consideration as non-operating. In this regard, it is unclear to us how the changes in contingent consideration would be considered non-operating as the amounts relate to acquired businesses.

Response to Question 1:

In determining the presentation of contingent consideration on our Consolidated Statement of Operations, the Company first looked to the guidance in Accounting Standards Codification Topic 805 Business Combinations (ASC 805), which governs both the initial and subsequent accounting for contingent consideration. ASC 805 is silent as to the classification of changes in contingent consideration on the income statement. Accordingly, the Company then considered the guidance in SEC Rule 5-03(b)7 of Regulation S-X Non-Operating Income, which requires, among other items, miscellaneous other income be included as a component of non-operating income separately stated on the face of the income statement or disclosed in a note to the financial statements. The Company notes that Rule 5-03(b)7 of Regulation S-X does not define either the term “non-operating income” or “miscellaneous other income”. The Company believes that contingent consideration qualifies as miscellaneous income or expense and should be classified within non-operating income based on the following factors:

a)	A primary purpose of contingent consideration is to reconcile differences between the buyer and the seller in the perceived value of a business at the date of the acquisition. The settlement of the

William H. Thompson

Securities and Exchange Commission

May 3, 2016

contingent consideration therefore represents the finalization of the purchase price between the buyer and the seller. In fulfilling this purpose, the final amount of the contingent consideration is merely a by-product of the acquired business’s operations and therefore the change in fair value is not a direct cost incurred or benefit realized from operating the business.

b)	The Company understands that the prevailing practice is to classify the portion of the settlement of a contingent consideration arrangement that is included as part of the consideration transferred as a financing activity on the statement of cash flows. This is based on analogy to ASC 230-10-45-13(c) that considers deferred payments for property and equipment as seller financing. Because the income statement effects of financing activities (i.e., interest expense) are explicitly non-operating in nature pursuant to S-X Rule 5-03(b), the Company asserts that the income statement effects from subsequent measurement of contingent consideration should be similarly classified.

c)	When the Company first evaluated the classification of changes in contingent consideration following its adoption of ASC 805, the Company considered not only its own views on this matter but considered other registrants’ classification of changes in contingent consideration. The Company has observed a diversity in practice in the classification of changes in contingent consideration as a component of operating and non-operating income.

d)	The Company also considered the guidance in ASC 805-10-55-24 that requires companies to distinguish between contingent consideration and compensatory or profit sharing arrangements, with the former being an element of the consideration transferred in exchange for the business and the latter being a form of compensation for post-acquisition services. To the extent the contingent consideration arrangement is determined to be compensatory, such amounts would be recognized in the income statement as a component of operating income. Therefore, since the contingent consideration is not related to compensation for post-acquisition services but an element of the consideration transferred (seller financing), we determined that the subsequent activity is non-operating in nature.

In the absence of direct guidance on the presentation of contingent consideration, the Company believes that judgment is necessary to determine the classification of its changes in contingent consideration. Further, because there is no direct guidance, we have disclosed such amounts on a separate line item on our Consolidated Statement Operations in order to be transparent where such amounts are recorded. Accordingly, the Company believes its policy to present contingent consideration as non-operating is reasonable and appropriate based on the factors above.

Note 10. Fair Value Measurements, page F-22

2.	We note you recognized a gain of $4,730 to eliminate the contingent consideration obligation with regard to Engagement Solutions. We also note your disclosure on page F-14 that the measurement period was through December 31, 2017. Please clarify if your contingent consideration liability was settled or if the amount recognized represents the change in the fair value measurement of the liability. Further, please tell us and revise your disclosure to explain the nature of the changes or assumptions enabling you to conclude the performance requirements will not be achieved throughout the measurement period. Refer to the disclosure requirements outline in ASC 805-30-50-4.

Response to Question 2:

With respect to your request for clarification as to whether the $4,730 was settled, the Company advises the Staff that the obligation was not settled. Settlements of $8,061 are separately presented in the reconciliation of the fair value of the liabilities that use significant unobservable inputs on page F-22 and the sentence beneath that table identifies the settlement as being related to Goold Health Systems. Additionally, the Company disclosed a gain of $4,730 related to Engagement Solutions contingent consideration, which represents a change in the fair value measurement of the liability.

William H. Thompson

Securities and Exchange Commission

May 3, 2016

With respect to the nature of changes or assumptions related to the Engagement Solutions contingent consideration liability, the Company advises the Staff that one or more of three specific revenue growth thresholds that increase over time must be satisfied in order to earn the additional consideration. In the case of Engagement Solutions, the original expected revenue performance is anticipated to occur but not within the timeframes specified in the merger agreement.

To the extent similar contingent consideration activity occurs in future periods with this acquisition, the Company proposes that a clarification such as the following be added in such future disclosure (the clarification is included in italics):

“In September 2015, the Company concluded that due to a delay in the anticipated growth of its revenue, Engagement Solutions will not achieve the performance requirements necessary to earn future contingent consideration payments”

The Company supplementally advises the Staff that it does not anticipate including a disclosure similar to the above in its quarterly report on Form 10-Q for the quarter ended March 31, 2016 because the Company expects to report no changes in the fair value measurement of contingent consideration balances during such period.

Note 10. Fair Value Measurements, page F-22

3.	You disclose the former stockholders of Vieosoft have filed a lawsuit against you and they did not accept the future cash payment of $4,650. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, in your next periodic filing, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Refer to ASC 450-20-50. Further, please tell us your consideration of disclosing the reasons for the decline in your contingent consideration obligation.

Response to Question 3:

The Company advises the Staff that its disclosure of the lawsuit by the shareholders of Vieosoft was provided pursuant to the requirements of ASC 805 to discuss contingent consideration activity that occurred following the initial accounting and not pursuant to ASC 450-20-50.

As it relates to ASC 450-20-50, the Company believes, as it relates to potential disclosure, that the entire matter is immaterial such that no disclosure is required pursuant to ASC 450-20-50 Accordingly, the Company proposes to include no future disclosure of this matter pursuant to ASC 450-20-50 in its periodic reports.

As it relates to the continued disclosure pursuant to ASC 805, the Company proposes the addition of the following sentence in future filings to make clear the Company’s belief that the matter is not material:

“The Company does not believe this lawsuit will result in additional liability that is expected to have a material adverse effect on its business, financial condition or results of operations.”

The Company advises the Staff that substantially all of the changes in contingent consideration for the year ended December 31, 2015 were related to the Engagement Solutions acquisition. See the Company’s response to Comment 2 for clarification of the reasons for the declines in the contingent consideration obligation.

William H. Thompson

Securities and Exchange Commission

May 3, 2016

Conclusion

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact the undersigned at (615) 932-2875 or our General Counsel, Gregory T. Stevens, at (615) 932-3240. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Randy P. Giles
Randy P. Giles Chief Financial Officer

cc:	Gregory T. Stevens, Executive Vice President, General Counsel and Secretary, Change Healthcare Holdings, Inc.

Howard H. Lamar III, Bass Berry & Sims PLC